

January 16, 2013

<u>Via E-mail</u>
Bojan Didic
Principal Executive Officer
Miami Days Corp.
1504 Bay Road, Suite 924
Miami, FL 33139

> **Re: Miami Days Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 3, 2013**
> **File No. 333-183814**

Dear Mr. Didic:

We have reviewed your responses to the comments in our letter dated December 21, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note the September 1, 2012 and December 6, 2012 reference dates used throughout the prospectus. Please revise such references to refer to a more recent date.

Prospectus Summary, page 3

2. We note your disclosure in the fourth paragraph that as of December 6, 2012, you had cash on hand of $70.84 and that without any additional funding that you would run out of cash almost immediately during the month of December 2012. These references appear dated. Please revise to provide this information as of a more recent date and specifically address whether you have in fact run out of cash. If you currently have limited cash, also revise the fourth paragraph to disclose the consequences to you if you are unable to raise additional funding to continue your operations so that an investor may have a better understanding of your financial condition.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: <u>Via E-mail</u>
       David Lubin, Esq.